Exhibit 99.1

Enerplus Announces $200 Million Private Placement of Senior Notes

CALGARY, June 26, 2014 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to announce that it has entered into agreements for an offering of senior unsecured notes (the "Notes") to be issued on a private placement basis to institutional investors in the United States (the "Private Placement") in an aggregate principal amount of US$200 million.

The Notes have a 12 year amortizing term with a ten year average life and a fixed-rate coupon of 3.79%.  The Notes are unsecured and rank equally with the Company's bank credit facility and other outstanding senior notes. Subject to the satisfactory completion of customary closing conditions, the Private Placement is expected to close on September 3, 2014. Enerplus intends to use the proceeds to repay outstanding bank debt, replacing short-term, floating interest rate debt with long-term debt at an attractive fixed interest rate.

The Notes to be issued pursuant to the Private Placement have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Citigroup Global Markets Inc. acted as the exclusive placement agent in connection with the Private Placement.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, the proposed closing of the offering of senior unsecured notes and repayment of bank indebtedness with the proceeds thereof. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include the risk that such offering may not close on the terms or the timeframe indicated, or at all.  Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

Ian C. Dundas
President  & Chief Executive Officer
Enerplus Corporation

SOURCE Enerplus Corporation

%CIK: 0001126874

For further information:

For further information, including financial and operating results and our most recent corporate presentation, please visit our website at www.enerplus.com, or phone 1-800-319-6462.

CO: Enerplus Corporation

CNW 06:00e 26-JUN-14